January 20, 2016

By Hand

Ms. Katherine W. Hsu

Office Chief, Office of Structured Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3628

Washington, D.C. 20549-3628

Re:	American Express Issuance Trust II

American Express Receivables Financing Corporation VIII LLC

Registration Statement on Form SF-3

Filed December 10, 2015

Response to SEC Comment Letter dated January 4, 2016

File Nos. 333-208435 and 333-208435-01

Dear Ms. Hsu:

On behalf of American Express Receivables Financing Corporation VIII LLC (“RFC VIII”), as depositor (the “Depositor”) to the American Express Issuance Trust II (the “Trust” or the “Issuing Entity”), this letter responds to your letter dated January 4, 2016, providing comments to the Registration Statement on Form SF-3 (the “Registration Statement”) submitted on December 10, 2015 by the Depositor and the Issuing Entity. The Depositor, American Express Centurion Bank (“Centurion”) and American Express Bank, FSB (“FSB”), as originators, and American Express Travel Related Services Company, Inc. (“TRS”), as sponsor and servicer of the Trust, are collectively referred to herein as “American Express.”

For your convenience, each of your comments has been reproduced below, followed by our response. Enclosed with this letter is Amendment No. 1 to the Registration Statement on Form SF-3 (“Amendment No. 1”), dated January 20, 2016, marked to show all changes to the Registration Statement. All capitalized terms defined in Amendment No. 1 and used in the following responses without definition, have the meanings specified in Amendment No. 1. Unless otherwise specified, page numbers used in the responses below refer to pages in the enclosed marked copy of Amendment No. 1.

Ms. Katherine W. Hsu

January 20, 2016

General

Comment 1:

Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3.

Response:

American Express confirms that the Depositor and any issuing entity previously established, directly or indirectly, by the Depositor or any affiliate of the Depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.

Repurchases and Replacements, page 47

Comment

2: We note that each of TRS, Centurion and FSB have an obligation to repurchase receivables where there has been a material breach of representations and warranties. Please confirm that you will provide information about the financial condition of TRS, as sponsor and servicer, and about Centurion and FSB, as originators, to the extent that there is a material risk that the effect on its ability to comply with the provisions in the transaction agreements relating to the repurchase obligations and servicing for those assets resulting from such financial condition could have a material impact on pool performance or performance of the asset-backed securities. Refer to Items 1104(f), 1108(b)(4), and 1110(c) of Regulation AB.

Response:

American Express confirms that it will provide information about the financial condition of TRS, as sponsor and servicer, and about Centurion and FSB, as originators, to the extent that there is a material risk that the effect on their ability to comply with the provisions in the transaction agreements relating to the repurchase obligations and servicing, as applicable, for those assets resulting from such financial condition could have a material impact on pool performance or performance of the asset-backed securities.

Ms. Katherine W. Hsu

January 20, 2016

Part II Information Not Required in Prospectus

Annex II

Comment

3: We note that the accounts designated for the Trust Portfolio may include receivables that are delinquent. Please confirm that delinquent assets will not constitute 20% or more of the asset pool on the date of any issuance of notes under this form of prospectus. See General Instruction I.B.1(e) of Form SF-3.

Response:	American Express confirms that delinquent assets will not constitute 20% or more of the asset pool on the date of any issuance of notes under this Registration Statement.

Item 14 Exhibits

Exhibit 4.5

Comment

4: We note your disclosure on page 119 of your prospectus that the requesting party will give up the right to sue in court by selecting binding arbitration. We note, however, that the related provision in Section 2.18(e) of the Form of Second Amended and Restated Transfer Agreement filed as exhibit 4.5 does not refer to binding arbitration. Please revise this provision to be consistent and make conforming changes throughout your remaining transaction documents, as applicable.

Response:

In response to Comment 4, American Express has revised Section 2.18(e) of the Form of Second Amended and Restated Transfer Agreement and has filed a revised version of the same as Exhibit 4.5 to Amendment No. 1.

Ms. Katherine W. Hsu

January 20, 2016

If you have any questions or comments concerning this response, please do not hesitate to contact me at (212) 506-5077 or my partner, Robert Moyle, at (212) 506-5189.

Sincerely, /s/ Alan M. Knoll Alan M. Knoll

Enclosures

cc:	Kayla Roberts, Securities and Exchange Commission

Laureen E. Seeger, American Express Company

Kerri S. Bernstein, American Express Company

Carol V. Schwartz, American Express Company

Robert B. Moyle, Orrick, Herrington & Sutcliffe LLP

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